FORM 8-A
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                          PRE-PAID LEGAL SERVICES, INC.
             (Exact name of registrant as specified in its charter)


                    Oklahoma                             73-1016728
(State of incorporation or organization)   (I.R.S. Employer Identification No.)

               321 East Main Street
                   P.O. Box 145                               74820
                   Ada, Oklahoma                            (Zip Code)
(Address of principal executive offices)

           SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

       Title of each class                           Name of each exchange on
       to be so registered:                               which each class
                                                         is to be registered:

          COMMON STOCK,                               NEW YORK STOCK EXCHANGE
         $0.01 Par Value

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X ]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

         Securities Act registration statement file number to which this form relates: Not applicable.

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                   NONE

Item 1.  Description of Registrant's Securities to be Registered.

         This Registration Statement on Form 8-A is filed for the purpose of registering the common stock, par value $0.01 per share ("Common Stock"), of Pre-Paid Legal Services, Inc. (the "Company") under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the listing of the Common Stock on the New York Stock Exchange ("NYSE"). The Common Stock is currently registered under Section 12(b) and is listed on the American Stock Exchange ("AMEX"). The Company anticipates that such listing on the AMEX will be terminated in connection with the listing on the NYSE.

         The following is a description of the Common Stock, as well as the rights, preferences, qualifications, restrictions and limitations of the other capital stock of the Company affecting the rights of the holders of Common Stock. The following description is qualified in its entirety by reference to the terms of the Company's Certificate of Incorporation which is included as an exhibit to reports previously filed by the Company with the Securities and Exchange Commission.

Authorized Shares

         The Company's Certificate of Incorporation, as amended, authorizes the Company to issue 400,000 shares of preferred stock, par value $1.00 per share, 500,000 shares of special preferred stock, par value $1.00 per share, and 100,000,000 shares of Common Stock, par value $0.01 per share.

         The Board of Directors is authorized to issue the authorized but unissued shares of preferred stock in series and, with respect to each series, to fix its designation, rights (including voting, dividend, conversion, sinking fund and redemption rights), preferences (including with respect to dividends and liquidation), qualifications, restrictions and limitations. As of the date hereof, in addition to the Common Stock, the Company has (i) one series of Preferred Stock designated $3.00 Cumulative Convertible Preferred Stock ("$3.00 Preferred Stock"); and (ii) one series of Special Preferred Stock designated $1.00 Non-Cumulative Convertible Special Preferred Stock ("Special Preferred Stock").

Common Stock

         Holders of Common Stock are entitled to one vote for each share of Common Stock held of record on each matter submitted to the stockholders. Cumulative voting for the election of directors is not permitted and the holders of a majority of the shares of Common Stock voting for the election of directors will be able to elect all of the directors standing for election.


         Subject to the rights of the holders of $3.00 Preferred Stock, Special Preferred Stock and any other class or series of stock at the time ranking senior to the Common Stock as to the payment of dividends, holders of record of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds of the Company legally available for the payment of dividends. In the event of the liquidation of the Company, a holder of Common Stock will participate, pro rata, in any distribution of the assets of the Company, subject to the prior rights of holders of $3.00 Preferred Stock, Special Preferred Stock and any other class or series of stock then ranking senior to the Common Stock as to liquidation. Holders of Common Stock have no conversion, redemption or pre-emptive rights.

$3.00 Preferred Stock

         With respect to both payments of dividends and preference upon liquidation, the $3.00 Preferred Stock ranks senior to Special Preferred Stock and Common Stock. Holders of $3.00 Preferred Stock are entitled to receive cumulative cash dividends, payable quarterly, at an annual rate of $3.00 per share, when, as and if declared by the Board of Directors, out of funds legally available for payment of dividends.

         So long as any $3.00 Preferred Stock is outstanding, no dividend (other than dividends payable solely in Common Stock or shares ranking junior to the $3.00 Preferred Stock) may be declared or paid with respect to, and no purchase, redemption or other acquisition may be made (except by exchange of shares of Common Stock or shares ranking junior to the $3.00 Preferred Stock) by the Company of any Special Preferred Stock, Common Stock or other shares ranking junior to the $3.00 Preferred Stock unless all accumulated and unpaid dividends on the $3.00 Preferred Stock have been paid or declared and set apart for payment. The Company may not pay dividends on any stock ranking on a parity with the $3.00 Preferred Stock for any dividend period unless it has paid or declared and set apart for payment for the same dividend period, or for the dividend period of the $3.00 Preferred Stock terminating within the dividend period of such parity stock, like proportionate dividends in proportion to the respective dividend rates fixed for the $3.00 Preferred Stock and such parity stock. No interest is payable with respect to accumulated but unpaid dividends on the $3.00 Preferred Stock. Holders of $3.00 Preferred Stock are not entitled to participate in any other dividends or distributions in excess of the full cumulative dividend described above.

         In the event of any liquidation of the Company, holders of $3.00 Preferred Stock are entitled to receive out of the assets available for distribution to stockholders, subject to the rights of any stock ranking senior to the $3.00 Preferred Stock, a liquidation preference of $16.67 per share, plus all accumulated and unpaid dividends, before any distribution is made to the holders of Common Stock or shares ranking junior to the $3.00 Preferred Stock. Holders of $3.00 Preferred Stock are not entitled to any further distribution in connection with the liquidation of the Company. If there is any stock outstanding at the time of liquidation ranking on a parity with the $3.00 Preferred Stock the holders of $3.00 Preferred Stock and any parity stock will be entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution which is not sufficient to pay in full the aggregate of the amounts payable thereon.

         Except as required by law, the holders of $3.00 Preferred Stock do not have any voting rights, other than the right to vote as a single class in the election of additional directors of the Company in the event of nonpayment of dividends on the $3.00 Preferred Stock for specified periods.

         The Company may redeem any outstanding shares of $3.00 Preferred Stock, from time to time, at a redemption price of $25.00 per share plus then accumulated but unpaid dividends. Shares of $3.00 Preferred Stock are not required to be redeemed on a pro rata basis. However, if the Company has not paid any quarterly dividend on the $3.00 Preferred Stock, no shares of $3.00 Preferred Stock may be redeemed unless all other shares of $3.00 Preferred Stock are simultaneously redeemed.

         Each share of $3.00 Preferred Stock is convertible, at the option of the holder, into 2.5 shares of Common Stock, subject to adjustment in certain events.

         Holders of $3.00 Preferred Stock do not have any pre-emptive rights to purchase any securities of the Company.

Special Preferred Stock

         With respect to both payment of dividends and preference upon liquidation, the Special Preferred Stock ranks junior to the $3.00 Preferred Stock and ranks senior to the Common Stock. Holders of Special Preferred Stock are entitled to receive non-cumulative cash dividends, payable quarterly, at an annual rate of $1.00 per share, when, as and if declared by the Board of Directors, out of funds legally available for payment of dividends.

         So long as any Special Preferred Stock is outstanding, no dividend (other than dividends payable solely in Common Stock or shares ranking junior to the Special Preferred Stock) may be declared or paid with respect to any Common Stock or shares ranking junior to the Special Preferred Stock unless the dividend on outstanding shares of Special Preferred Stock for the current quarterly dividend period shall have been paid or declared and set apart for payment. No purchase, redemption or other acquisition may be made (except by exchange of shares of Common Stock or shares ranking junior to the Special Preferred Stock) by the Company of any Common Stock or shares ranking on a parity with or junior to the Special Preferred Stock unless the dividend on outstanding shares of Special Preferred Stock for the current quarterly dividend period shall have been paid or declared and set apart for payment. The Company may not pay dividends on any stock ranking on a parity with the Special Preferred Stock for any dividend period unless it has paid or declared and set apart for payment for the same dividend period, or for the dividend period of the Special Preferred Stock terminating within the dividend period of such parity stock, like proportionate dividends in proportion to the respective dividend rates fixed for the Special Preferred Stock and such parity stock. Holders of Special Preferred Stock are not entitled to participant in any other dividends or distributions in excess of the dividends described above.

         In the event of any liquidation of the Company, holders of Special Preferred Stock are entitled to receive out of the assets available for distribution to stockholders, subject to the rights of any stock ranking senior to the Special Preferred Stock, a liquidation preference of $13.34 per share before any distribution is made to the holders of Common Stock or shares ranking junior to the Special Preferred Stock. Holders of Special Preferred stock are not entitled to any further distribution in connection with the liquidation of the Company. If there is any stock outstanding at the time of liquidation ranking on a parity with the Special Preferred Stock, the holders of Special Preferred Stock and any parity stock will be entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution which is not sufficient to pay in full the aggregate of the amounts payable thereon.

         Holders of Special Preferred Stock do not have any voting rights, except as required by law.

         The Company may redeem any outstanding shares of Special Preferred stock, from time to time, at a redemption price of $13.34 per share plus then accumulated but unpaid dividends. Shares of Special Preferred Stock are not required to be redeemed on a pro rata basis.

         Each share of Special Preferred Stock is convertible, at the option of the holder, into 3.5 shares of Common Stock, subject to adjustment in certain events.

         Holders of Special Preferred Stock do not have any pre-emptive rights to purchase any securities of the Company.

Certain Charter Provisions

         The Company's Certificate of Incorporation provides that certain business combinations involving the Company and persons beneficially owning 5% or more of the outstanding voting stock of the Company ("Interested Stockholder") may be effected only if, in addition to any approval of the holders of any class or series of stock of the Company required by law or the Company's Certificate of Incorporation, such business combination is approved by the holders of not less than 80% of the voting power of all outstanding shares of the Company's voting stock, voting as a single class at an annual meeting or special meeting called for such purpose. Such an affirmative vote is not required, however, for any business combination which shall have been authorized by a majority of the Board of Directors of the Company prior to the time that the Interested Stockholder became the beneficial owner of 5% or more of the outstanding voting stock of the Company.

         The Certificate of Incorporation provides that the directors of the Company shall be divided into three classes as nearly equal in number as possible. The term of each director is three years, and in each year the terms of the directors in one class expire. Vacancies on the Board of Directors resulting from the increase in the authorized number of directors or the resignation or retirement of existing directors may only be filled by the affirmative vote of 80% of the directors then in office. Directors may be removed only by the affirmative vote of the holders of 80% of the shares entitled to vote in an election of directors or by the affirmative vote of at least two-thirds of the directors then in office.

         The provisions of the Certificate of Incorporation relating to certain business combinations with Interested Stockholders may only be amended with the approval of 80% of the voting power of all outstanding shares of the Company's voting stock, voting as a single class, and the provisions relating to election of directors may only be amended with the approval of 80% of the voting power of all outstanding shares then entitled to vote in an election of directors, voting as a single class.

         The provisions of the Certificate of Incorporation described above, as well as the ability of the Board of Directors to issue shares of preferred stock and special preferred stock and to set voting rights, preferences and other terms thereof without further shareholder action, could work to delay or frustrate the assumption of control of the Company by the holder of a large block of the Company's capital stock or the removal of incumbent directors even if such action would be beneficial to the stockholders as a whole and could discourage or prevent a merger, tender offer or proxy contest even if such event would be favorable to the interests of the stockholders. In particular, the special vote required in connection with certain business combinations with Interested Stockholders may make it easier for management to successfully oppose certain proposed business combinations so long as it retains its present level of ownership of the Company's Common Stock. Furthermore, even with the cooperation of management, it may be difficult or impossible to obtain the required 80% approval due to the widely held nature of the Common Stock and the possibility that a significant number of stockholders may not vote at or return proxies in connection with meetings called to approve Interested Stockholder transactions.

         By discouraging takeover attempts, these provisions may have the incidental effect of inhibiting the temporary fluctuations of the market price of the Company's Common Stock or other securities which may result from actual or rumored takeover attempts. In addition, these provisions could limit or reduce the price that investors might be willing to pay for the securities of the Company and may limit the ability of security holders of the Company to receive premium prices for their securities which an acquiring party might be willing to pay in connection with the acquisition of control of the Company.


Item 2. Exhibits.

         None.


                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


Date: May 7, 1999                           PRE-PAID LEGAL SERVICES, INC.



                                            By:/s/ Randy Harp
                                            ------------------------------------
                                               Randy Harp
                                               Chief Financial Officer and
                                               Chief Operating Officer